UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

USL SEPARATE ACCOUNT RS

Name

28 Liberty Street, 47th Floor,

New York, NY 10005

Address of Principal Business Office (No. & Street, City, State Zip Code)

(713) 831-3575

Telephone Number (including area code)

Johnpaul S. Van Maele, Esq.

The United States Life Insurance Company in the City of New York

2919 Allen Parkway, L4-01

Houston, TX 77019

Name and address of agent for service of process

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing for Form N-8A: Yes ☐ No ☒

Item 1.	Exact name of registrant.

USL SEPARATE ACCOUNT RS

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

STATE OF ORGANIZATION: NEW YORK

DATE OF ORGANIZATION: JUNE 14, 2024

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

CORPORATION

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

UNIT INVESTMENT TRUST

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

NOT APPLICABLE

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

NOT APPLICABLE

Item 6.	Name and address of each investment adviser of registrant.

NONE

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant

NOT APPLICABLE

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO

(c)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(d)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no)

NO

(e)	State whether registrant has any securities currently issued and outstanding (yes or no).

NO

(f)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

NOT APPLICABLE

Item 10.	State the current value of registrant’s total assets.

$0.00

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

NO

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 22nd of October, 2024.

USL SEPARATE ACCOUNT RS
(Name of Registrant)

BY: THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
(Name of Depositor)

BY:	/s/ Barbara Rayll
Barbara L. Rayll
Vice President
(Name of officer of Depositor)

Attest:

/s/ Gigi Cruz
Name: Gigi Cruz
Title: Notary Public